UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Dated: April 4, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Noah Education Signs Definitive Agreement to Sell
Electronic Learning Product Business and
Announces Appointment of CEO
SHENZHEN, China — April 1, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of education products and services in China, today announced that the Company has entered into a definitive agreement (the “Definitive Agreement”) to sell Noah’s Electronic Learning Product (“ELP”) business and operating assets to First Win Technologies Ltd. (the “Purchaser”), a company wholly owned by Mr. Benguo Tang, one of Noah’s founders and the former President and Chief Operating Officer of the Company, for the U.S. dollar equivalent of RMB100 million. The final cash payment amount is subject to certain adjustments. The closing is currently expected to occur around the end of April 2011.
As announced on March 28, 2011, the board of directors of the Company (the “Board”) received a binding offer for the ELP business from Mr. Tang on March 28, 2011. As authorized by the special committee established by the Board to evaluate the strategic alternatives relating to the ELP business (the “Special Committee”), the Company engaged in non-exclusive discussions with Mr. Tang with respect to his offer for the ELP business with the assistance of professional advisors. Based on the recommendation of the Special Committee after taking into consideration the fairness opinion from the independent financial advisor of the Company, the Board has approved the entering into the Definitive Agreement by the Company. Pursuant to the Definitive Agreement, the Purchaser will acquire the ELP business and assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and the Company’s office facilities in Chengdu and Shenzhen) (the “Target Assets”) for RMB100 million (the “Purchase Price”). Under the Definitive Agreement, the Purchase Price will be paid to the Company in three installments: (i) 40% of the Purchase Price will be paid on or before April 12, 2011; (ii) 30% of the Purchase Price will be paid within three months after the date of the first payment, subject to consummation of the closing of the purchase and sale of the Target Assets; and (iii) the remaining 30% of the Purchase Price will be paid at the later of (x) six months after the date of the first payment and (y) the substantial completion of the restructuring to carve out the Target Assets. The purchase and sale of the Target Assets will close upon the completion of certain restructuring steps with respect to certain subsidiaries of the Company that are involved in the ELP business and the Purchaser will be responsible for the operation of the ELP business from April 1, 2011, including earnings or losses during the period between signing and closing.
In connection with the sale of the ELP business and operating assets, Mr. Benguo Tang has resigned from the Board, effective today.
The Company today announced that Mr. Jerry He, the current Chief Financial Officer (“CFO”) and Executive Vice President, has been elected as a member of the Board and appointed as the new Chief Executive Officer (“CEO”) of the Company, both effective today. Mr. He replaces the current CEO Mr. Dong Xu, who resigns from the position and will act as Chief Strategy Officer (“CSO”), focusing on strategic planning of the Company’s business development activities, both effective today.

Concurrently with Mr. Jerry He’s appointment as CEO, the Company also appointed Ms. Dora Li, the current Vice President, Finance and Financial Controller, as the interim CFO.
Commenting on the announcements, Mr. Dong Xu, Noah’s Chairman and CSO, said, “The sale of the ELP business allows Noah to focus on our more stable, higher-margin and higher-visibility education services segment, and I believe that Mr. He is the best person to lead the Company as it expands further within China’s education services space. The in-depth knowledge of the Company and industry that Mr. He has gained since joining Noah in 2009, combined with his investment management, consultancy and business development background, make him ideally suited to take over the leadership of Noah at this point. In addition, I’m delighted that Ms. Li will continue to work alongside Mr. He as interim CFO, leveraging her successful track record in senior finance roles since joining Noah in 2007. My new role as CSO allows me to focus on the strategic development of the Company’s business development activities, and I look forward to continuing to work with the management team as we focus on profitable growth within the education services space and delivering long-term shareholder value.
Mr. Jerry He, the newly-appointed CEO, said, “I’m pleased to take on the role of CEO as Noah’s business model becomes completely centered on pursuing opportunities in China’s highly fragmented and underpenetrated education services market. I’m delighted that Mr. Xu will continue to oversee Noah’s strategic development, and that Ms. Li will continue to focus on maintaining efficient and effective reporting and internal control systems, as well as high levels of transparency and disclosure. Our current education services portfolio, which includes Little New Star and Wentai Education, has grown and developed under the Noah umbrella, and I look forward to working together with the management team to further expand our presence within the education services space.”
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd.	Investor Relations (US)
Lea Wu	Kelly Gawlik
Tel: +86 (755) 8204 3194	Taylor Rafferty
Email: wuzy@noahedu.com	Tel: +1 (212) 889-4350
Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com